HAND & HAND

A PROFESSIONAL CORPORATION
24351 PASTO ROAD, SUITE B
DANA POINT, CALIFORNIA 92629
TELEPHONE (949) 489-2400
FACSIMILE (949) 489-0034
E-MAIL: jehu@jehu.com

December 22, 2006

Cathy Baker
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

     Re: *Form 1-A Offering Statement*
          QualSec
          Common Stock Offering

Dear Ms. Baker:

In reviewing my file I note that it has been one month since the filing of the Form 1-A. When we spoke on the telephone you indicated that the target for receipt of comments was 21 days after filing. I called the personnel office of the Commission to get your direct telephone and confirm the spelling of your name but the past few days that office has not been answering the telephone. This letter is just a reminder so you do not forget about our filing. The issuer needs the funds from the proposed offering for its business.

Very truly yours,



Jehu Hand

JH:kp